December 20, 2019

Tortoise Tax-Advantaged Social Infrastructure Fund

5100 W. 115th Place

Leawood, KS 66211

Re: Voluntary Fee Waiver

Ladies and Gentlemen:

In connection with the proposed Investment Advisory Agreement between Tortoise Capital Advisors, L.L.C. (the “Adviser”) and Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (the “Fund”) (the “Proposed Investment Advisory Agreement”), pursuant to which the Fund will be obligated to pay to the Adviser, among other things, a Management Fee calculated at the annualized rate of 1.25% of the Fund’s Managed Assets. Capitalized terms used but not defined herein have the meanings ascribed to them in the Investment Management Agreement.

This letter agreement (this “Agreement”) confirms the temporary voluntary waiver by the Adviser of a portion of the Management Fees payable by the Fund, as follows:

The Adviser hereby agrees to waive 0.40% of its 1.25% Management Fee thereby reducing the Management Fee to an annualized rate of 0.85% of the Fund’s Managed Assets effective from the later of the date of effectiveness of the Proposed Investment Advisory Agreement or January 1, 2020 until March 31, 2020. The Adviser may, in its sole discretion and at any time (including prior to March 31, 2020), elect to extend, terminate or modify its temporary waiver upon written notice to the Fund. If this Agreement is terminated before the end of any month, the Management Fee waiver for the part of the month before such termination shall be prorated. This Agreement will terminate automatically in the event of the termination of the Investment Management Agreement.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

The Adviser understands and intends that the Fund will rely on this undertaking in preparing and filing a prospectus and other documents for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes as expressly permitted by the Adviser.

Tortoise Capital Advisors, L.L.C.			Tortoise Tax-Advantaged Social Infrastructure Fund

By:	/s/ Diane Bono	By:	/s/ P. Bradley Adams
Title:	Managing Director and Chief Compliance Officer		Title:	Chief Executive Officer, Principal Financial Officer and Treasurer